ALLIED GOLD LIMITED

17 December 2009

Company Announcements Office
Australian Securities Exchange Limited

CONFIRMATION OF RESOLUTION PASSED AT GENERAL MEETING

Allied Gold Limited advises that the resolution put to the general meeting of shareholders held today to approve a placement of shares was passed on a show of hands.

No other resolutions were put to the meeting. In accordance with section 251AA of the Corporations Act 2001, the Company advises that proxy votes were received as follows:

		For	Against	Abstain	Proxy Holder Discretion
Resolution 1	Placement for Shares	69,553,555	6,895,712	301,224	191,406

Yours faithfully

Peter Torre
Company Secretary.